UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hidrent, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 8, 2019

Physical address of issuer
3908 Estelline Drive, Celina, TX 75009

Website of issuer
https://www.hidrent.com/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$15,987.77	$7,544.10
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$123,500.00	$132,900.00
Cost of Goods Sold	$108,680.00	$120,610.00
Taxes Paid	$0.00	$0.00
Net Income	-$76,810.00	-$156,903.00

March 26, 2020

FORM C-AR

Hidrent, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Hidrent, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.hidrent.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 26, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Hidrent, Inc. (the "Company") is a Delaware Corporation, formed on May 8, 2019. The Company was formerly known as hidrent, LLC.

The Company is located at 3908 Estelline Drive, Celina, TX 75009.

The Company's website is https://www.hidrent.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We connect off-duty firefighters with people in their community who need work done. Upon completion of the work, we collect a percentage of the job payment.

RISK FACTORS

Risks Related to the Company's Business and Industry

Possible Loss of Entire Investment.
A prospective Investor in the Offering should be aware that, if the Company is not successful in achieving its goals and attaining profitable operations, any investment in the Company may be lost.

Operating Losses and Uncertainty of Future Profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its units and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

Start-Up Venture.
The Investor acknowledges that (i) the Company is a start-up company with limited financial and operating history; (ii) a start-up venture is inherently risky and speculative; and (iii) to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

Proprietary Technologies.
Company's ability to compete will depend in significant part on the proprietary nature of its technologies and the Company's intellectual property.

Privacy and Security Risk.
Company regards data privacy and security a top priority. The Company also intends to deploy a hardened and secure technical infrastructure. There can however be no assurances that hackers will not develop and deploy viruses, worms, and other malicious software that may improperly gain access to sensitive customer information or negatively impact the operation of the Company's website and technology.

Competition.
There is competition in the marketplace. Competitors may be well capitalized and quickly build a competitive offering, or purchase a small competitor and provide that competitor with substantial resources to develop a competing product. Further, if a company desires to compete with the Company, there are no significant barriers to entry.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on David Heimbuch who is Founder / CEO of the Company. The loss of David Heimbuch could harm the Company's business, financial condition, cash flow and results of operations.

Changes in Governmental Regulations.
Governmental authorities could issue new laws, regulations, controls or similar requirements that are not presently anticipated and which affect the industries on which the Company expects to rely for much of its revenue. The Company is not able to predict the impact of any such laws, regulations, controls or requirements on its operations, and any significant new regulatory burdens stemming from such changes could have a material adverse effect on the Company's financial condition and the value of the Securities.

Limited Participation in Management.
The board of directors has full authority to manage the business and affairs of the Company. Such authority is subject to certain duties of care and loyalty applicable to the directors generally.

Withdrawal of Management.

The directors and officers of the Company may withdraw at any time. Withdrawal of one or more of the directors or officers could leave the Company lacking critical leadership.

Management Indemnification.
The Company will indemnify each member of the board of directors and officer of the Company against losses sustained by the directors and officers in connection with the Company to the maximum extent allowable under Delaware law. The Securities and Exchange Commission generally considers indemnification for liabilities arising out of the Securities Act contrary to public policy and therefore is unenforceable.

Catastrophic Events.
The Company's success can also be adversely affected by catastrophic events. Such events, in the case of this venture, can include an economic downturn that leads to a cessation of revenues.

Systems Interruptions.
The satisfactory performance, reliability and availability of the Company's information systems, website, technology platform and network infrastructure are critical to its operation and ability to perform efficiently. Any future systems interruption that results in the unavailability of the Company's systems could negatively affect the Company's revenues and results of operations.

Liability.
The Company operates a platform allowing third parties ("Service Providers") to connect with other people or entities ("Customers") to complete tasks for those Customers in, outside of, or around residential homes or other locations as dictated by the Customer. The Company does not insure against any of the following claims, or any type of claims by the Service Provider or Company or other third party, and a claim of any type would negatively impact the business in such a way that the Company may not continue doing business.

There is a risk of full liability, property damage, bodily injury, death theft, vandalism, total loss and other negative consequences to the Customer, the Customer's property, a third party, or the Service Provider that could result from the services provided by the Service Providers. Additionally, the Service Provider could perform reckless, negligent or haphazard work, resulting in liability, loss, harm, death or otherwise to the Customer, Service Provider, a third party or the Customer's property.

The Company does not provide insurance coverage for the Service Providers and requires no additional insurance coverage from the Service Provider or the Customers. Other parties, including the Service Provider or the Customer may not have adequate coverage to cover a loss and may seek coverage from the Company, which the Company would not be prepared to cover.

The Company does not perform independent background checks on the Service Providers. The Company relies on the assumption that the Service Provider's current employer performs a background check. If that Service Provider is currently employed, the Company relies on the assumption that the Service Provider's background is satisfactory for his/her current employer performing the background check. The Company makes no other inquiry on the Service Provider, his/her employment, status or checks after the initial inquiry. The Service Provider may have a negative history or perform acts which would otherwise preclude him/her from using the Company that may not be disclosed or known to the Company. In the case, the Service Provider may continue to perform services on behalf of the Company, which may result in additional liability for the Company.

The Company does not perform independent background checks or any other type of review, inquiry or due diligence on the Customers nor the location of the services provided. The Service Providers may perform work and services in dangerous locations, venues or conditions resulting in damage or loss. The Service Provider may suffer injury, death or disability from his/her work or his/her travel to or from a location.

We rely on various intellectual property rights in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on David Heimbuch in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if David Heimbuch dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations may be harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry may experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients could harm our business and results of operations.

Our ability to sell our services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services could have an adverse effect on our sales and results of operations.

Once our services are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these services, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional services to existing customers could be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the home service industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the home service and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply

with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we should continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We connect off-duty firefighters with people in their community who need work done. Upon completion of the work, we collect a percentage of the job payment.

Business Plan

We are a professional services company, providing handyman services to clients. We operate throughout the U.S. with one common brand and business model designed to enable us to provide clients with the same high level of service. Drawing on a labor source consisting exclusively of off-duty firefighters, we seek to provide differentiated services that help our clients receive safe, trustworthy and reliable help around the house. While at the same time providing off-duty firefighters the ability to keep busy and supplement their incomes.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile app	The app facilitates the marketplace between off-duty firefighters and customers.	Anyone in need of a handyman

We plan to build a transaction-based website to compliment the current mobile app.

We offer our services directly to residential customers and facilitate the connection via our mobile app.

Competition

The Company's primary competitors are Thumbtack, HomeAdvisor, Handy, and TaskRabbit.

We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. Our success is reliant upon our unique differentiator of exclusively using off-duty firefighters as our labor source.

Customer Base

Our customers are primarily homeowners who need help with handyman work.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5419888	Class 009: Computer application software for mobile phones, namely, software for connecting customers	HIDRENT	May 30, 2017	March 6, 2018	USA

	with off duty firefighters to perform contract labor services in the nature of home maintenance and improvement services				

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services and safety.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3908 Estelline Drive, Celina, TX 75009.

The Company has the following additional addresses: Capital Factory Attn: Dave Heimbuch Hidrent 3102 Oak Lawn Ave, Suite 109, Dallas, TX 75219

The Company conducts business in AZ, CO, FL, ID, NC.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Heimbuch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2017 to Present: Founder and CEO

-- Responsible for the strategic vision of the business with a particular emphasis on marketing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

October 2014 to November 2017: Senior Director, Sales, Tapad
-- Responsible for Midwest managing territory and sales growth for Tapad advertising solutions

Educational Background

The University of Nebraska – Lincoln, 1995, Bachelor of Science, Business Administration

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Heimbuch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2017 to Present: Founder and CEO
-- Responsible for the strategic vision of the business with a particular emphasis on marketing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

October 2014 to November 2017: Senior Director, Sales, Tapad
-- Responsible for Midwest managing territory and sales growth for Tapad advertising solutions

Educational Background

The University of Nebraska – Lincoln, 1995, Bachelor of Science, Business Administration

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,050,000
Voting Rights	Voting rights are on a per share basis
Anti-Dilution Rights	None

Type of security	Crowd Note
Amount outstanding	43,802
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Crowd Note (Convertible Promissory Note)
Name of creditor	Various investors pursuant to Regulation CF
Amount outstanding	$43,802.00
Interest rate and payment schedule	No interest rate
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	None, the Note is payable 2x the principal amount upon a Corporate Transaction (as defined in the Note) or converts into equity securities upon a Corporate Transaction or Qualified Equity Financing (as defined in the Note)
Other material terms	Valuation Cap: $3M or $3.5M depending on when Note was purchased

	Discount Rate: 20%

The total amount of outstanding debt of the company is $43,802.00

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	43,802	$43,802.00	Marketing and product Development	June 24, 2019	Regulation CF
Common Stock	100,000	In lieu of paying the purchase price in cash ($0.00001 per share), Capital Factory admitted the Company into its accelerator program as full consideration for the shares.	General Operations	May 22, 2019	Section 4(a)(2)

Ownership

A majority of the Company is owned by David Heimbuch.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
David Heimbuch	98.34%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$76,810.00	$76,810.00	$0.00

Operations

We generate substantially all of our revenue by receiving a percentage of the payments for costs of services rendered. For the year ended December 31, 2017, we did not record revenue as this year was spent exclusively on research and development. For the year ended December 31, 2018, we recorded gross revenue of $132,900. Our primary expenses are marketing and have decreased over the year due to a vast improvement in customer acquisition costs.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: doubling margins from 12% to 24%, achieving 100,000 user downloads, registering 10% of firefighters in select markets, increasing to 15 markets, complete redesign of app and completion of transaction-based website.

Liquidity and Capital Resources

On June 24, 2019 the Company conducted an offering pursuant to Regulation CF and raised $43,802.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/David Heimbuch
(Signature)

David Heimbuch
(Name)

Founder / CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, David Heimbuch, being the Founder and CEO of Hidrent Inc., a Delaware corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ David Heimbuch
(Signature)

David Heimbuch
(Name)

Founder / CEO
(Title)

3/26/20
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



Merritt
Bookkeeping

Financial Reports

Professional Bookkeeping for Small Businesses
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Income and Expense by Month
February 2019 through January 2020

Income
Expense
$ in 1,000's
20
15
10
5
0
Feb19
Mar19
Apr19
May19
Jun19
Jul19
Aug19
Sep19
Oct19
Nov19
Dec19
Jan20

Expense Summary
February 2019 through January 2020

Advertising & Promotion	33.11%
Professional Fees - Legal Fees	19.19
Contractor Expense	18.42
Office Supplies - Software	12.54
Insurance - Health	3.74
Travel - Other	2.75
Telephone & Internet	2.33
Office Supplies & Equipment	2.27
Professional Fees - Accounting	1.82
Utilities	0.91
Other	2.93
Total	$103,650.47

By Account

Hidrent
Profit & Loss - 12 Month Comparison
February 2019 through January 2020

	Feb 19	Mar 19	Apr 19	May 19	Jun 19	Jul 19	Aug 19	Sep 19	Oct 19	Nov 19	Dec 19	Jan 20	TOTAL
Income													
Income	1,205.60	598.40	564.90	1,865.42	592.40	10,561.60	1,044.00	2,476.12	944.40	590.21	757.64	5,581.74	26,782.43
Total Income	1,205.60	598.40	564.90	1,865.42	592.40	10,561.60	1,044.00	2,476.12	944.40	590.21	757.64	5,581.74	26,782.43
Gross Profit	1,205.60	598.40	564.90	1,865.42	592.40	10,561.60	1,044.00	2,476.12	944.40	590.21	757.64	5,581.74	26,782.43
Expense													
Advertising - Website Hosting	0.00	0.00	0.00	0.00	0.00	0.00	204.00	0.00	0.00	0.00	0.00	0.00	204.00
Advertising & Promotion	4,204.06	4,105.43	4,648.64	6,150.59	6,119.81	1,329.39	981.91	1,050.26	2,724.68	1,787.50	968.40	249.26	34,319.93
Auto - Fuel	0.00	0.00	0.00	0.00	0.00	0.00	0.00	75.02	112.62	0.00	62.50	57.02	307.16
Auto - Repairs & Maintenance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10.00	0.00	0.00	0.00	10.00
Bank and Merchant Fees	0.00	0.00	0.00	0.00	0.00	0.00	12.00	27.00	0.00	0.00	0.00	0.00	39.00
Contractor Expense	0.00	0.00	800.00	0.00	1,050.00	0.00	2,038.00	4,600.00	3,600.00	5,000.00	0.00	2,000.00	19,088.00
Donations	0.00	0.00	0.00	0.00	0.00	0.00	250.00	0.00	0.00	0.00	0.00	0.00	250.00
Dues & Subscriptions	10.50	10.50	10.50	12.32	211.60	12.60	12.60	12.60	0.00	34.94	37.80	37.80	403.76
Insurance - Health	0.00	408.89	408.89	408.89	408.89	408.89	408.89	408.89	0.00	507.56	0.00	507.56	3,877.35
Insurance - Other	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	408.89	48.04	13.04	13.04	483.01
Meals - Business	0.00	0.00	0.00	0.00	0.00	0.00	0.00	96.90	66.62	114.25	0.00	124.78	402.55
Medical	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	7.45	7.45
Office Supplies - Software	0.00	0.00	0.00	0.00	0.00	2,167.00	2,167.00	2,166.00	0.00	2,167.00	2,166.00	2,167.00	13,000.00
Office Supplies & Equipment	0.00	0.00	0.00	0.00	78.95	0.00	0.00	0.00	143.31	17.68	0.00	2,108.59	2,348.53
Postage & Delivery	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	33.03	0.00	0.00	0.00	33.03
Professional Fees - Accounting	13.65	13.65	13.65	13.65	280.00	393.65	203.65	190.00	190.00	190.00	190.00	190.00	1,881.90
Professional Fees - Legal Fees	78.00	0.00	2,572.00	1,500.00	6,580.21	2,221.66	4,551.25	1,163.75	227.30	0.00	997.50	0.00	19,891.67
Rent	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	300.00	250.00	150.00	700.00
Telephone & Internet	31.97	31.97	31.80	0.00	306.34	581.94	0.00	299.71	258.40	291.13	290.89	290.37	2,414.52
Travel - Other	0.00	0.00	0.00	0.00	88.46	0.00	0.00	789.32	628.52	246.62	516.81	577.44	2,847.17
Travel - Parking	0.00	0.00	0.00	0.00	0.00	0.00	0.00	117.00	35.00	0.00	48.00	0.00	200.00
Utilities	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	345.78	293.83	152.06	149.77	941.44
Total Expense	4,338.18	4,570.44	8,485.48	8,085.45	15,124.26	7,115.13	10,829.30	10,996.45	8,784.15	10,998.55	5,693.00	8,630.08	103,650.47
Net Income	-3,132.58	-3,972.04	-7,920.58	-6,220.03	-14,531.86	3,446.47	-9,785.30	-8,520.33	-7,839.75	-10,408.34	-4,935.36	-3,048.34	-76,868.04

Hidrent
Profit & Loss - Yearly Comparison
January 2018 through January 2020

Cash Basis

	Jan - Dec 18	Jan - Dec 19	Jan 20	TOTAL
Income				
Income	0.00	22,058.69	5,581.74	27,640.43
Total Income	0.00	22,058.69	5,581.74	27,640.43
Gross Profit	0.00	22,058.69	5,581.74	27,640.43
Expense				
Advertising - Website Hosting	0.00	204.00	0.00	204.00
Advertising & Promotion	0.00	40,295.08	249.26	40,544.34
Auto - Fuel	0.00	250.14	57.02	307.16
Auto - Repairs & Maintenance	0.00	10.00	0.00	10.00
Bank and Merchant Fees	0.00	39.00	0.00	39.00
Contractor Expense	0.00	17,088.00	2,000.00	19,088.00
Donations	0.00	250.00	0.00	250.00
Dues & Subscriptions	0.00	376.46	37.80	414.26
Insurance - Health	0.00	3,369.79	507.56	3,877.35
Insurance - Other	0.00	469.97	13.04	483.01
Meals - Business	0.00	277.77	124.78	402.55
Medical	0.00	0.00	7.45	7.45
Office Supplies - Software	0.00	10,833.00	2,167.00	13,000.00
Office Supplies & Equipment	0.00	239.94	2,108.59	2,348.53
Postage & Delivery	0.00	33.03	0.00	33.03
Professional Fees - Accounting	0.00	1,705.55	190.00	1,895.55
Professional Fees - Legal Fees	0.00	19,891.67	0.00	19,891.67
Rent	0.00	550.00	150.00	700.00
Telephone & Internet	0.00	2,124.15	290.37	2,414.52
Travel - Other	0.00	2,269.73	577.44	2,847.17
Travel - Parking	0.00	200.00	0.00	200.00
Utilities	0.00	791.67	149.77	941.44
Total Expense	0.00	101,268.95	8,630.08	109,899.03
Net Income	**0.00**	**-79,210.26**	**-3,048.34**	**-82,258.60**

Hidrent
Profit & Loss - YTD by Class
Cash Basis **January 2020**

	Unclassified	TOTAL
Income		
Income	5,581.74	5,581.74
Total Income	5,581.74	5,581.74
Gross Profit	5,581.74	5,581.74
Expense		
Advertising & Promotion	249.26	249.26
Auto - Fuel	57.02	57.02
Contractor Expense	2,000.00	2,000.00
Dues & Subscriptions	37.80	37.80
Insurance - Health	507.56	507.56
Insurance - Other	13.04	13.04
Meals - Business	124.78	124.78
Medical	7.45	7.45
Office Supplies - Software	2,167.00	2,167.00
Office Supplies & Equipment	2,108.59	2,108.59
Professional Fees - Accounting	190.00	190.00
Rent	150.00	150.00
Telephone & Internet	290.37	290.37
Travel - Other	577.44	577.44
Utilities	149.77	149.77
Total Expense	8,630.08	8,630.08
Net Income	**-3,048.34**	**-3,048.34**

Hidrent

Balance Sheet - Yearly Comparison

Cash Basis As of January 31, 2020

	Dec 31, 18	Dec 31, 19	Jan 31, 20
ASSETS			
Current Assets			
Checking/Savings			
Chase (1207)	0.00	13,562.77	9,515.43
Chase (1215)	0.00	25.00	25.00
Total Checking/Savings	0.00	13,587.77	9,540.43
Total Current Assets	0.00	13,587.77	9,540.43
TOTAL ASSETS	**0.00**	**13,587.77**	**9,540.43**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
Brex (2820)	0.00	0.00	196.00
Total Credit Cards	0.00	0.00	196.00
Other Current Liabilities			
Loan - MicroVentures	0.00	43,802.00	43,802.00
Total Other Current Liabilities	0.00	43,802.00	43,802.00
Total Current Liabilities	0.00	43,802.00	43,998.00
Total Liabilities	0.00	43,802.00	43,998.00
Equity			
Personal - David Heimbuch	0.00	48,996.03	47,801.03
Retained Earnings	0.00	0.00	-79,210.26
Net Income	0.00	-79,210.26	-3,048.34
Total Equity	0.00	-30,214.23	-34,457.57
TOTAL LIABILITIES & EQUITY	**0.00**	**13,587.77**	**9,540.43**